Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its third quarter 2015 interim dividend

The Board of Directors of TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL” or the “Group”) met on October 28, 2015, and approved a third quarter 2015 interim dividend of 0.61 euros per share. This interim dividend, unchanged compared to the first and second quarters of 2015, is payable in euros according to the following timetable:

•	Ex-dividend date: March 21, 2016;
•	Record date: March 18, 2016; and
•	Payment date in cash or shares issued in lieu of cash: April 12, 2016.

The Board of Directors will meet on March 15, 2016 to:

•	declare the third quarter 2015 interim dividend;
•	offer the option for shareholders to receive the third quarter 2015 interim dividend in cash or in new shares of the Company;
•	set the price of the new shares with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the third quarter 2015 interim dividend; and
•	confirm the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend as from April 12, 2016.

American Depositary Receipts (“ADRs”) will receive the third quarter 2015 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: March 16, 2016;
•	ADR record date: March 18, 2016; and
•	ADR payment date in cash or shares issued in lieu of cash: April 19, 2016.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

Results of the option to receive the first quarter 2015 interim dividend in shares

On October 19, 2015, TOTAL announced the results of the option to receive the first quarter 2015 interim dividend in shares.

The Board of Directors of TOTAL met on September 22, 2015, and declared a first quarter 2015 interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Ordinary General Meeting of May 29, 2015, the option for shareholders to receive the first quarter 2015 interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from September 28, 2015 to October 12, 2015. At the end of the option period, 60% of rights were exercised in favor of receiving the payment for the first quarter 2015 interim dividend in shares.

24,231,876 new shares were issued, representing 1.00% of the Company’s share capital on the basis of the share capital of September 30, 2015. The share price for the new shares issued as payment of the first quarter 2015 interim dividend was set at €35.63 on September 22, 2015.

The settlement and delivery of the new shares as well as their admission to trading on the Euronext Paris occurred on October 21, 2015. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

The total remaining cash dividend paid to shareholders who did not elect to receive the first quarter 2015 interim dividend in shares amounted to €591 million (approximately $671 million) and the date for the payment in cash was October 21, 2015.

Norway: TOTAL sells a further 15% interest in the Gina Krog field

On October 19, 2015, TOTAL announced that it had signed an agreement to sell a 15% interest in the Gina Krog field in Norway to Tellus Petroleum, a subsidiary of Sequa Petroleum NV. The completion payment will total 1.4 billion NOK (approximately $170 million). The transaction is subject to the approval of the Norwegian authorities.

Sanctioned in 2013, the Gina Krog project is currently under development in the Norwegian North Sea and is expected to start-up in 2017. Upon completion of the sale, TOTAL will retain a 15% interest in Gina Krog alongside Statoil (58.7%, operator), Tellus Petroleum (15%), PGNiG Upstream International (8%) and Det norske oljeselskap ASA (3.3%).

Australia: Gladstone LNG ships first liquefied natural gas cargo

On October 16, 2015, TOTAL announced that the first shipment of liquefied natural gas (LNG) from the Gladstone LNG project had been loaded and was on its way to South Korea. The plant at Curtis Island is expected to produce 7.2 million tons of LNG per year once at full capacity. All production from the plant will be sold under long term contracts to Asian buyers, notably in South Korea and in Malaysia.

Located in Queensland, Australia, the project comprises the development of several onshore coal bed methane fields in the Surat and Bowen basins, a 420 kilometer gas transmission pipeline and a two-train liquefaction plant on Curtis Island, near Gladstone.

TOTAL holds a 27.5% stake in the Gladstone LNG project, alongside partners Santos (30%), Petronas (27.5%) and KOGAS (15%). Santos operates the upstream activities and facilities of the project, comprising the wells, pipelines and compression hubs, whilst the gas transmission pipeline and the plant are operated by GLNG Operations Pty Ltd., a company owned jointly by the Gladstone LNG partners.

TOTAL Strategy & Outlook presentation

On September 23, 2015, Patrick Pouyanné, CEO, presented TOTAL’s Strategy & Outlook to the financial community.

Key messages of the presentation included:

•	Strong discipline on organic Capex

TOTAL is executing its plan to reduce capital expenditures to $23-24 billion in 2015, from the peak of $28 billion in 2013. The Group expects to further reduce investment down to $20-21 billion in 2016, before returning to an expected sustainable level of $17-19 billion from 2017 onwards.

•	Opex reduction target increased by 50% from $2 billion to $3 billion by 2017

In 2014, TOTAL was the first major to launch a global cost reduction program. In February 2015, as part of a robust response to lower oil prices, the Group reinforced the program to achieve $1.2 billion savings in 2015. At the end of the first half 2015, 66% of the annual target had already been reached. Leveraging the momentum from these results and taking into account future cost deflation, the Group is further increasing its Opex reduction target by 50% from $2 billion to $3 billion by 2017.

•	Strong production growth

TOTAL achieved a production increase of 11% year on year during the first half of 2015. Production is planned to grow by an average of 6-7% per year between 2014 and 2017 and by an average of 5% per year between 2014 and 2019. Main drivers for production growth include twenty major start-ups, eight of which are in 2015, and increasing production efficiency.

•	Free cash flow to organically cover dividend by 2017 at $60/b

The Group has demonstrated resilience to lower oil prices in the first half of 2015. Capital discipline, further Opex reduction and growing production are expect to deliver improving cash flows. The Group confirms that organic free cash flow(1) is expected to cover the dividend by 2017 at $60/b.

•	Long term vision

The Group is committed to its oil and gas integrated business model and plans to allocate its capital employed 75% to Upstream and 25% to Downstream. The Group also plans to invest Capex of around $500 million per year to build profitable businesses in new energies.

(1)	Free cash flow net of acquisitions and asset sales.

Canada: TOTAL sells a 10% interest in Fort Hills to Suncor

On September 21, 2015, TOTAL announced that it had signed an agreement to sell a 10% interest in the Fort Hills oil sands mining project to the operating partner Suncor Energy. The total aggregate consideration at the time of the announcement was C$ 310 million (approximately US$ 230 million). The transaction is subject to regulatory approval.

Upon closing, expected in the fourth quarter of 2015, TOTAL will hold a 29.2% interest in the Fort Hills project, alongside Suncor Energy (50.8%, operator) and Teck Resources (20%). The sale also includes the transfer of a 10% interest in associated logistics in Alberta.

Located in Alberta, Canada, some 90 kilometers north of Fort McMurray, Fort Hills has a planned capacity of 180,000 barrels per day. Construction activities are approximately 40% complete. The operator’s target is to start up the project by end-2017.

France: TOTAL sells a majority interest in Géosel to EDF Invest and Ardian

On September 10, 2015, TOTAL announced that it had signed an agreement to sell an interest of 50% plus one share in Géosel Manosque (“Géosel”) to a 50-50 consortium composed of EDF Invest and Ardian. The transaction values TOTAL’s interest at €265 million (approximately $290 million) as at January 1, 2015, excluding inventory and is subject to the confirmation of the other Géosel shareholders and the customary regulatory approvals.

TOTAL, which currently owns a 53.4% stake in Géosel, will remain a minority shareholder with an interest of 3.4% and will continue to use Géosel’s infrastructure, mainly to ensure logistics for its industrial facilities in southern France.

Canada: Start-up of Surmont 2

On September 1, 2015, TOTAL announced the start-up of production from the Surmont 2 oil sands project, located 63 kilometers southeast of Fort McMurray in the Athabasca region of Alberta, Canada.

As a result of the technology that will be implemented, production will ramp up through 2016 and 2017, adding 118,000 barrels of oil per day gross capacity. Total gross capacity for Surmont 1 and 2 is expected to reach 150,000 barrels of oil per day.

Surmont uses steam-assisted gravity drainage (SAGD) technology to heat the reservoir, allowing oil to flow and be recovered with top-tier energy efficiency.

The Surmont project is a joint venture between ConocoPhillips (50%, operator) and TOTAL (50%).

Turkey: TOTAL sells its retail network assets to Demirören for €325 Million

On September 1, 2015, TOTAL announced that it had signed an agreement to sell its service station network and commercial sales, supply and logistics assets located in Turkey to Demirören for €325 million (approximately $356 million). The transaction is subject to customary approvals.

TOTAL will, however, maintain a petroleum product marketing presence in Turkey through its lubricant activities, including a blending plant in Menemen and odorless LPG operations. The two businesses will be transferred to a separate company prior to completion of the sale.

As the sale was being finalized, TOTAL paid particular attention to Demirören’s ability and commitment to support the growth of the divested assets and to respect the Group’s human resources policies.

Until the transaction closes within the next few months, Total Oil Türkiye will continue to operate its activities in liaison with the buyer and in strict compliance with applicable regulations, especially antitrust regulations.

UK: TOTAL sells North Sea midstream assets for £585 million

On August 27, 2015, TOTAL announced that it had signed an agreement to sell all of its interests in the FUKA and SIRGE gas pipelines and the St. Fergus Gas Terminal to North Sea Midstream Partners for £585 million (approximately $905 million), subject to the customary approvals.

The Frigg UK Pipeline (FUKA) is a 362-kilometer, 32” gas pipeline that was originally constructed in 1977 to connect the Frigg Field on the UK—Norway median line to the St. Fergus Gas Terminal in Scotland. The Frigg Field is now

decommissioned, but the FUKA pipeline is still operational, delivering gas from some 20 fields in the Northern North Sea to the terminal at St Fergus. TOTAL holds a 100% operated interest in the FUKA pipeline.

The St. Fergus Gas Terminal is a three-train processing plant with a capacity of 2,648 million cubic feet of gas per day (Mmscf/d), currently serving over 20 fields. TOTAL holds a 100% operated interest in the terminal.

The Shetland Island Regional Gas Export System (SIRGE) is a 234-kilometer, 30” gas pipeline with a capacity of 665 Mmscf/d connecting the Shetland Gas Plant to the FUKA pipeline. TOTAL holds a 67% operated interest in the SIRGE pipeline alongside Dong E&P (UK) Limited (18.3%), Chevron North Sea Limited (7.2%) and OMV (UK) Limited (7.5%).

Following the completion of the sale, North Sea Midstream Partners will have an agreement with px Group for the operation and maintenance of the assets.

TOTAL confirms its withdrawal from coal production and marketing

On August 24, 2015, TOTAL announced that it no longer produces coal with the closing of the sale of mine operator Total Coal South Africa. Signed in summer 2014, the agreement to sell the affiliate to a local company has now been approved by the South African government, with the divestment taking effect on August 20, 2015.

Mindful of the impact its activities have on climate change, TOTAL is helping to curb greenhouse gas emissions by exiting coal production and by focusing daily on five core areas:

•	Increasing the percentage of natural gas — the cleanest burning fossil fuel — in the energy mix. This energy source accounted for 50% of TOTAL’s production in 2014.
•	Developing solar energy, as the second-ranked global operator via affiliate SunPower.
•	Enhancing the energy efficiency of its facilities, products and services.
•	Facilitating more access to sustainable energy for as many people as possible, through Awango by TOTAL, a social business that retails solar lamps.
•	Working with others and supporting international initiatives.

The latter point was illustrated on June 1 with a call to introduce carbon pricing, alongside five other global oil and gas companies: BG Group plc, BP plc, Eni S.p.A, Royal Dutch Shell plc and Statoil ASA.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TOTAL has made certain forward-looking statements in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. Such statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including, without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions (including national and international armed conflict) and trade and regulatory matters (including actual or proposed sanctions on companies that conduct business in certain countries);
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3 — C. Risk Factors”, “Item 4 — C. Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014.